UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-8474
Entergy Louisiana Holdings, Inc.
(Exact name of registrant as specified in its charter)
10055 Grogans Mill Road Parkwood II Building Suite 500 The Woodlands, Texas 77380 Telephone: (281) 297-3647
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Preferred Stock, Cumulative, $100 Par Value Preferred Stock, Cumulative, $25 Par Value
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) X	Rule 12h-3(b)(1)(i) X
Rule 12g-4(a)(1)(ii)	Rule 12h-3(b)(1)(ii)
Rule 12g-4(a)(2)(i)	Rule 12h-3(b)(2)(i)
Rule 12g-4(a)(2)(ii)	Rule 12h-3(b)(2)(ii)
Rule 15d-6

Approximate number of holders of record as of the certification or notice date: Preferred Stock, Cumulative, $100 Par Value - 0; Preferred Stock, Cumulative, $25 Par Value - 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Entergy Louisiana Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 16, 2006                                                                                                                                                     By: /s/ Michael D. Bakewell
                                                                                                                                                                                            Michael D. Bakewell
                                                                                                                                                                                            President and Chief Executive Officer